Exhibit 99.4

BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

PAYMENT OF COMPLEMENTARY DIVIDENDS

We wish to inform our stockholders that at a meeting of the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. held on August 6, 2007, it was decided:

a)

to distribute complementary dividends in the amount of R$ 0.333 per share, to be paid on August 27, 2007, without withholding tax, based on the closing stockholding position as of August 17, 2007, which is equivalent to approximately 14 times the monthly dividends;

b)	that this payment be effected complementary to the monthly interest on capital and dividends distributed in the first half of 2007 as part of the mandatory dividend for the fiscal year 2007.

São Paulo-SP, August 6, 2007.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer